September 21, 2012

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel, Assistant Director

Re:	Ikanos Communications, Inc.
Form 10-K for the fiscal year ended January 1, 2012
Filed February 23, 2012
Form 10-Q for period ended July 1, 2012
Filed August 2, 2012
File No. 000-51532

Ladies and Gentlemen:

On behalf of Ikanos Communications, Inc. (“Ikanos” or the “Company”), this letter responds to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 11, 2012. Set forth below are the Company’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the Staff’s letter.

Form 10-Q for period ended July 1, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Overview, page 13

1.	We note your disclosure that you have entered into a master services and supply agreement with a third party partner, whereby the third party partner manages your manufacturing operations and related logistics functions including supply chain management for your products. We also note disclosure that you order and purchase your products from the third party partner, which then contracts with subcontractors located primarily in Asia for the manufacture, assembly and testing of your products. Please expand your disclosure in future filings to more specifically discuss this “transition” to a third party partner managing your manufacturing operations. We note you currently depend on third-party subcontractors to manufacture, package and test your products. Thus, revise your disclosure to explain more clearly to readers why entering in to this master services and supply agreement with a third party partner is a transition for you and your operations. In addition, revise your disclosure to identify the third party partner.

Response: The Company acknowledges the Staff’s comment and will expand its disclosure in future filings beginning with the Form 10-Q for the period ended September 30, 2012, as requested. The Company respectfully advises the Staff that it will include the following expanded disclosure with respect to the Company’s “transition” to a third party partner managing its manufacturing operations, including an explanation of why entering into this master services and supply agreement is a transition for the Company and its operations, as well as the identity of the third party partner:

“We outsource all of our semiconductor fabrication, assembly and test functions, which allows us to focus on the design, development, sales and marketing of our products and reduces the level of our capital investment. Our direct customers consist primarily of original design manufacturers (ODMs), contract manufacturers (CMs), network equipment manufacturers (NEMs) and original equipment manufacturers (OEMs), who in turn sell our semiconductors as part of their product solutions to the service provider market. Additionally, we have recently started to expand this outsourced model by transitioning a majority of our day-to-day supply chain management, production test engineering and production quality engineering functions to a third party (Managed Services). In connection with this transition, we have entered into a master services and supply agreement with eSilicon Corporation (eSilicon) under which eSilicon provides Managed Services. Pursuant to the agreement, we place orders for our finished goods products with eSilicon, who, in turn, contracts with wafer foundries and the assembly and test subcontractors. While eSilicon manages these functions for us on a day-to-day level, we continue to manage the supply chain, test engineering and quality engineering functions at a senior level. During the first half of 2012, we began the transition of these day-to-day functions by migrating the daily inventory procurement to eSilicon and establishing clear lines of communications among us, eSilicon, the wafer foundries and the assembly and test subcontractors. As of the end of fiscal third quarter 2012, the Company has substantially completed the transition of Managed Services to eSilicon.”

2.	We note you have not filed a copy of the master services and supply agreement as an exhibit to your periodic reports. This appears to be a material agreement that is required to be filed as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Therefore, please file a copy of this agreement as an exhibit to your filing. In the alternative, explain why you believe this agreement is not a material contract required to be filed as an exhibit pursuant to Item 601(b)(10) of regulation S-K.

Response: The Company respectfully submits that the master services and supply agreement with eSilicon is not material to the Company because it is immaterial in amount and significance, and the Company’s business is not substantially dependent on it. The Company does not believe that the costs under the agreement are material in amount as they are expected to result in an immaterial decrease of overall costs of sales within any future quarter. Additionally, the agreement is not material to the Company in significance because the Company would not experience any true hardship if it needed to replace this third party partner either with a different partner or by bringing these day-to-day functions back under the Company’s control. The Company has retained the management of these functions at a senior level including a Vice President of Operations, Vice President Corporate Quality, Senior Director

of Engineering, and a Senior Director of Supply Chain Management. Because the master services and supply agreement with eSilicon is not material to the Company in either amount or significance, and is not one upon which the Company’s business is substantially dependent, the Company respectfully submits that the master services and supply agreement would not need to be filed pursuant to Item 601(b)(10)(i) or Item 601(b)(10)(ii)(B).

***************

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to the Company’s response to the comments received from the Staff may be directed to the undersigned at (510) 438-6203. Comments can also be sent via facsimile at (510) 438-5370.

Very truly yours,

/s/ George Portugal

George Portugal

Chief Legal Officer

cc:	Diosdado P. Banatao

Dennis A. Bencala

Omid Tahernia

Allison Leopold Tilley, Esq.